November 19, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens, Inc.

Registration Statement on Form S-3 (File No. 333-260955)

Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Citizens, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-260955) filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2021, as may be amended (the “Registration Statement”), so that the Registration Statement will become effective at 4:30 p.m. Eastern Standard Time on November 30, 2021, or as soon thereafter as is practicable. The Registrant hereby authorizes Sheryl Kinlaw, its Chief Legal Officer, to orally modify or withdraw this request for acceleration.
The Registrant hereby acknowledges that:
(i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant requests that it be notified of such effectiveness by a telephone call to Sheryl Kinlaw, its Chief Legal Officer at (512) 879-0890.

                        Very truly yours,

CITIZENS, INC.
By:	/s/ Jeffery P. Conklin
Name:	Jeffery P. Conklin
Title:	Chief Financial Officer